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SECURI 06004224 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23411

SEC MAIL PROCESSING RECEIVED FEB 21 2006 WASH, D.C. 160 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E. Magnus Oppenheim & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue
(No. and Street)

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

New York (City) NY (State) 10176 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. Magnus Oppenheim 212-983-1818
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name — *if individual, state last, first, middle name*)

67 Wall Street, 22 Floor (Address) New York (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Magnus Oppenheim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. Magnus Oppenheim & Co., Inc., as of December 31, 19 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

GINTA DMITROWSKY
Notary Public, State of New York
No. 01DM6072077
Qualified in County of Queens
Commission Expires 3/25/06

2/14/06

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

E. Magnus Oppenheim & Co., Inc.

Index to Financial Statements

December 31, 2005

E. Magnus Oppenheim & Co., Inc.
551 Fifth Avenue
New York, NY 10176-0516

U.S. Securities and Exchange Commission
Northeast Regional Office
The Woolworth Building
233 Broadway
New York, NY 10279

Dear Sirs:

January 2, 2006

RE: Notification of change in auditors
Paragraph (f)(4) of Rule 17a-5 of the Securities and Exchange Act of 1934

We are notifying you and the NASD of our desire to change independent CPA auditors effective as of the date of this letter. Our intent is to have a rotation of auditors so that we fully comply in our own minds with all the intent of the Sarbanes-Oxley Act. We further expect to review the work of succeeding accountants on an annual basis to insure that we are meeting all relevant regulations.

During the past 24 months preceding our decision, there have been no problems relating to accounting, audit or compliance issues and there have been no unresolved such problems.

We are sending a notice of this letter to our former accountant and other interested parties, as indicated.

Yours truly

Cc: U.S Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

National Association of Securities Dealers Inc
1390 Pickard Drive
Rockville, MD 20850

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

The Shareholder
E. Magnus Oppenheim & Co., Inc.

I have audited the accompanying statement of financial condition of E. Magnus Oppenheim & Co., Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Magnus Oppenheim & Co., Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 14, 2006

E. Magnus Oppenheim & Co., Inc

Statement of Financial Condition

December 31, 2005

ASSETS

Cash and Cash Equivalents		$ 138,171
Commissions Receivable		2,645
Advisory Fees Receivable		87,962
Investments in Partnership		216,340
Other Investment		13,600
Other Assets		6,144
		464,862

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses		19,000
Corporation Taxes Payable		7,500
		26,500
Stockholder's Equity:		
Common Stock - $ 1 Par Value; 200 shs authorized; 50 shs issued and outstanding	$ 50	
Retained Earnings	438312	438,362
		$ 464,862

See Accompanying Notes to the Financial Statements.

E. Magnus Oppenheim & Co., Inc

Statement of Income

for the Year Ended 12/31/2005

Income:	
Commissions	$118,496
Advisory Fees	400,617
Gain on Investments	12,315
Interest and Dividends	3,985
	535,413
Expenses:	
Officer's Compensation	158,287
Employee Compensation	124,764
Payroll Taxes	33,442
Insurance	20,483
Promotional Expenses	23,489
Rent	44,060
Professional Fees	33,563
Offfice	22,397
Custodial Fees	7,991
Other Expenses	17,914
	486,390
Income Before Provision For Income Taxes	49,023
Provision for taxes	8,393
Net Income	$ 40,630

See Accompanying Notes to Fianacial Statements.

E. Magnus Oppenheim & Co., Inc

Statement of Changes in Stockholder's Equity

for the Year Ended December 31, 2005

	Common Stock	Retained Earnings	Total
Balance - Beginning of Year	$ 50	$ 397,682	$ 397,732
Net Income		40,630	40,630
Balance - End of Year	$ 50	$ 438,312	$ 438,362

See Accompanying Notes to Financial Statements.

E. Magnus Oppenheim & Co., Inc

Statement of Cash Flows

for the Year Ended December 31, 2005

Cash Flows From Operating Activities:	
Net Income	$ 40,630
Adjustments to Reconcile Net Income	
to Cash From (Used In) Operating Activities:	
(Increase) Decrease in Assets:	
Commissions and Advisory Fees Receivable	(462)
Other Assets	4,347
Increase (decrease) in Liabilities:	
Accounts Payable and Accrued Expenses	1,351
Payable to Shareholder	(81,797)
Net Cash From (Used In) Operating Activities:	(35,931)
Cash Flows From Investing Activities:	
Unrealized Income From Partnership Investment	(22,316)
Unrealized Income From Other Investment	(7,500)
Net (Decrease) In Cash	(65,747)
Cash and Cash Equivalents - Beginning of Year	203,918
Cash and Cash Equivalents - End of Year	138,171
Supplemental Disclosures of Cash Flow Information:	
Cash Paid During Year For:	
Interest	-
Taxes	$ 8,393

See Accompanying Notes to Financial Statements.

E. Magnus Oppenheim & Co., Inc.

Notes to Financial Statements

For the Year Ended December 31, 2005

1. Significant Accounting Policies

E. Magnus Oppenheim & Co., Inc., (the Company) is a New York Corporation conducting business as a securities broker dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The Company prepares its financial statements on the accrual basis of accounting. Principal transactions and commission revenues and expenses from customer transactions are recorded on a settlement date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company leases office space from an affiliated company, E. M. Oppenheim, Inc. for an annual rent in 2005 of $44,060.

The Company charges a management fee to an affiliated fund under the terms of an investment advisory agreement. For the year ended December 31, 2005 the Company earned $136,391 from the fund.

3. Other Investment

The Company has invested $85,000 in an associated partnership, E.M.O. Sterling Return LT Fund LP. As of December 31, 2005 the value of the investment was $216,340. The unrealized income or loss each year is included in the statement of income.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company was in compliance with these regulations.

E. Magnus Oppenheim & Co., Inc.

Computation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2005

Schedule 1

Total Shareholders' Equity		$ 438,361
Less: Unallowable Assets		
Advisory Fees Receivable	$ 87,962	
Investment in Partnership	216,340	
Other Investment	13,600	
Other Assets	6,144	324,046
Net Capital Before Haircuts on Security Positions		114,315
Less: Haircut (2% money market)		13
Net Capital		114,302
Minimum Net Capital required		(5,000)
Excess net capital		223,630
Aggregate indebtedness		$ 26,500
Ratio AI to NC		23%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on E. Magnus Oppenheim & Co., Inc. FOCUS report - PartIIA as of December 31, 2005.

E. Magnus Oppenheim & Co., Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholder of
E. Magnus Oppenheim & Co., Inc.

In planning and performing my audit of the financial statements of E. Magnus Oppenheim & Co., Inc., (the Company), for the year ended December 31, 2005, I considered its internal control, including its and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen

Joseph Amundsen, CPA
New York, New York
February 14, 2006

E. MAGNUS OPPENHEIM & CO., INC.
JANUARY 1, 2005 THROUGH DECEMBER 31, 2005

INDEX

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Shareholder of E. Magnus Oppenheim & Co.,Inc.:

I have audited the accompanying statement of financial condition of E. Magnus Oppenheim & Co., Inc as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of E. Magnus Oppenheim & Co., Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Joseph Amundsen, CPA
New York, New York
February 14, 2006

E. Magnus Oppenheim & Co., Inc

Statement of Financial Condition

December 31, 2005

ASSETS

Cash and Cash Equivalents	$ 138,171
Commissions Receivable	2,645
Advisory Fees Receivable	87,962
Investments in Partnership	216,340
Other Investment	13,600
Other Assets	6,144
	464,862

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses		19,000
Corporation Taxes Payable		7,500
		26,500
Stockholder's Equity:		
Common Stock - $ 1 Par Value; 200 shs authorized; 50 shs issued and outstanding	$ 50	
Retained Earnings	438312	438,362
		$ 464,862

See Accompanying Notes to the Financial Statements.

E. Magnus Oppenheim & Co., Inc.

Notes to Financial Statements

For the Year Ended December 31, 2005

1. Significant Accounting Policies

E. Magnus Oppenheim & Co., Inc., (the Company) is a New York Corporation conducting business as a securities broker dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The Company prepares its financial statements on the accrual basis of accounting. Principal transactions and commission revenues and expenses from customer transactions are recorded on a settlement date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company leases office space from an affiliated company, E. M. Oppenheim, Inc. for an annual rent in 2005 of $44,060.

The Company charges a management fee to an affiliated fund under the terms of an investment advisory agreement. For the year ended December 31, 2005 the Company earned $136,391 from the fund.

3. Other Investment

The Company has invested $85,000 in an associated partnership, E.M.O. Sterling Return LT Fund LP. As of December 31, 2005 the value of the investment was $216,340. The unrealized income or loss each year is included in the statement of income.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company was in compliance with these regulations.